UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2025

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

ANNUAL GENERAL MEETING RESULTS

Steakholder Foods Ltd. (the “Company”) hereby announces that the shareholders of the Company approved all of the proposals brought before the annual general meeting of shareholders held on October 28, 2025 (the “Meeting”), by the requisite majority for each proposal in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, on September 22, 2025, and sent in connection with the Meeting.

148,040,000 ordinary shares, representing approximately 6.04% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

As part of the proposals adopted by the Company’s shareholders at the Meeting, the Company’s articles of association were amended. A copy of the Articles of Association of the Company as amended and restated is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-288621 and 333-289323) and Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010 and 333-286245).

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Articles of Association of Steakholder Foods Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: October 29, 2025

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